NETSTREIT Corp.

5910 N. Central Expressway

Suite 1600

Dallas, TX 75206

August 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3628

Re:                             NETSTREIT Corp.

Post-Effective Amendment No. 1 to Registration Statement on Form S-11

Filed August 14, 2020

File No. 333-239918

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), NETSTREIT Corp. (the “Company”) respectfully requests withdrawal, effective immediately, of its Post-Effective Amendment No. 1 to Registration Statement on Form S-11 (File No. 333-239918) (the “Prior Registration Statement”), filed with the United States Securities and Exchange Commission (the “Commission”) on August 14, 2020, together with all exhibits thereto (the “Post-Effective Amendment”). The Post-Effective Amendment was initially filed with the Commission on August 14, 2020. No securities were sold pursuant to the Post-Effective Amendment, and the Post-Effective Amendment was never declared effective.

The Prior Registration Statement was filed to register the resale of 15,788,056 shares of the Company’s common stock and became effective on August 12, 2020. On August 14, 2020, the Post-Effective Amendment was filed to register the resale of 35,597 incremental shares of the Company’s common stock by the selling stockholders identified therein. In accordance with Rule 413(a), the Company intends to register the resale of such incremental shares of the Company’s common stock on a new Registration Statement on Form S-11 (the “New Registration Statement”). Pursuant to Rule 429, the Company intends for the prospectus contained in the New Registration Statement to constitute a combined prospectus with respect to the Prior Registration Statement.

If you have any question regarding this application for withdrawal, please contact Christina T. Roupas by phone at (312) 558-3722 or via e-mail at croupas@winston.com or Courtney M.W. Tygesson by phone at (312) 558-7431 or via e-mail at ctygesson@winston.com.

Sincerely yours,

NETSTREIT Corp.

By:	/s/ Mark Manheimer

Mark Manheimer

President and Chief Executive Officer

cc: Christina T. Roupas

Courtney M.W. Tygesson

Winston & Strawn LLP